Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

(“Randgold Resources” or the “Randgold”)

GOLD PRICE DOWNTURN INTENSIFIES NEED FOR STAKEHOLDER PARTNERSHIP

Johannesburg, 10 July 2013 - The recent drop in the gold price has highlighted the need for governments of mineral-rich countries to cooperate with mining companies in the optimal development of their resources, says Randgold Resources chief executive Mark Bristow.

Speaking at a media briefing here, Bristow said the two parties should be united in a common purpose but sometimes seemed like ships passing each other in the night. “Governments are tempted to harvest the green shoots before the enterprise comes to fruition; the gold mining industry tends to exaggerate the risk without fully addressing its own internal problems,” he said.

This disconnect arose from the mistaken perception that gold mining companies must have made extraordinary profits during the long bull run in the gold price, Bristow said. In fact, with escalating costs cramping margins, most gold companies had not managed to create real value and at the height of the boom the industry had actually been ex growth. The declining gold price meant that many gold mining companies were now again having to fight for survival, as evidenced by a spate of write-downs and abandoned projects.

“The pursuit of quality assets has led gold companies away from their traditional hunting grounds and towards regions which are more prospective but present a greater risk. All these regions are now competing with each other for mining investment, and while Africa has the advantage of great mineral wealth, its competitors generally have better infrastructures, greater skills pools and more sophisticated economies,” he said.

In order for African countries to attract mining investment and benefit fully from their mining industries, they should participate fully in the value creation process.

“Real value is created by the discovery of multi-million ounce deposits and their development into profitable mines. Governments’ role in this should be firstly to provide a stable, business-friendly regime that will attract investors, and then to partner the mining company in the development process, driving the project up the value curve and sharing fairly in its returns,” he said.

Randgold owns and operates the Loulo complex in Mali and the Tongon mine in Côte d’Ivoire, and also operates the Morila joint venture in Mali. In addition, it is currently developing the giant Kibali project in the Democratic Republic of Congo.

“When the gold price started turning down, we reviewed all our business plans and adjusted them where necessary. Our key objectives remain intact, notably the aim of exceeding 1.2 million ounces of production by 2015,” he said.

“With our robust operations, low costs and no debt, and Kibali on schedule to pour its first gold before the end of this year, Randgold can face any realistically foreseeable gold price scenario with equanimity.”

Bristow said the current squeeze on the industry had in fact created new opportunities for Randgold, as gold mining juniors with quality assets had to seek elsewhere the support no longer available from bankers and investors. “While our core strategy remains organic growth, we have entered into a number of earn-in joint ventures on promising projects, most recently the agreement announced last week with Taurus in Mali,” he said.

RANDGOLD RESOURCES ENQUIRIES

Chief Executive Mark Bristow +44 (0) 779 775 2288	Financial Director Graham Shuttleworth +44 (0) 1534 735 333 +44 (0) 779 771 1338	Investor & Media Relations Kathy du Plessis +44 (0) 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.